SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.2)
                    under the Securities Exchange Act of 1934

                           OEC Compression Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   670827 10 4
                                 (CUSIP Number)

                                 Dennis W. Estis
                               106 Comanche Trail
                              West Monroe, LA 71201
                                 (318) 396-7290
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO. 670827 10 4
OEC COMPRESSION CORPORATION

1.     Names of reporting persons:  Dennis W. Estis

      IRS Identification Nos. of above persons (entities only):

2. Check the appropriate box if a Member of a Group (see instructions):

      (a) [ ]

      (b) [ ]

3. SEC use only:

      ________________________________________________________________________

4.     Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.     Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                         5,539,154

      8.    Shared Voting Power                               0

      9.    Sole Dispositive Power                    5,539,154

      10.   Shared Dispositive Power                          0

11.   Aggregate amount beneficially owned by each
      reporting person:                               5,539,154

12. Check box if the aggregate amount in Row 11 excludes certain shares (see instructions):

13.   Percent of class represented by amount in Row 11:           19.0%

14.   Type of reporting person (see instructions):                IN

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
This Amendment No.2 to the Schedule 13D dated August 6, 1997 and filed August 15, 1997 or amended by Amendment No. 1 dated December 16, 1998 and filed December 22, 1998 by the filing person hereby amends the following items as follows:

ITEM 2.  IDENTITY AND BACKGROUND

Replace item (b) with the following:

      (b) The undersigned is a natural person whose home address is 106 Comanche Trail, West Monroe, Louisiana 71201.


ITEM 4.  PURPOSE OF TRANSACTION.

Add the following:


Although the Settlement Agreement required the termination of the "group" that Estis had formed wih two other shareholders and the termination of any proxies granted by such persons in favor of Estis, that agreement specifically called for the Shareholders' Agreement among such persons to survive until December 31, 1999. Such Shareholders' Agreement is described in Item 6 and attached hereto as an exhibit.

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
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Add the following:

Estis has entered into a Shareholders' Agreement effective November 9, 1998 with Robert P. Gregory and Don E. Smith (who is a director of the Company), a copy of which is attached as an exhibit and fully incorporated by reference herein. The agreement covers 9,256,798 shares of Common Stock currently beneficially owned by the parties thereto, as well as any additional shares the members may acquire in the future (the "Shares"). The agreement grants Estis an irrevocable proxy to vote the Shares on all matters that may come before any annual or special meeting of the stockholders of the Company, or pursuant to any written consent of such stockholders. In addition, each signatory agreed not to sell or otherwise transfer any Shares except through normal brokerage transactions on the American Stock Exchange, with such Shares being released from the Shareholders' Agreement upon such sale. Each signatory also agreed not to (i) subject their Shares to any voting trust or agreement, (ii) participate in any proxy solicitation other than as approved by Estis, (iii) join any other "group" other than the group formed by this agreement, (iv) act to influence the management of the Company other than as approved by Estis or (v) assist any other person to take any of such actions. Each signatory granted Estis a limited power of attorney to execute documents in connection with exercising the powers granted by the Shareholders' Agreement, including making the joint filing of any
Schedule 13D, should it be necessary. The Shareholders' Agreement by its terms terminates either upon written agreement of at least two-thirds of the parties thereto or on December 31, 1999.

In light of the agreements in the Settlement Agreement relating to a "group," the existence of proxies, and the "standstill" provisions, many provisions of the Shareholders' Agreement cannot currently be acted upon by Estis. However, as specifically provided in the Settlement Agreement, the Shareholders' Agreement continues to survive. It is Estis' position that all provisions of the Shareholders' Agreement, including the power to exercise proxies granted by the parties thereto, will become fully effective upon termination of the "standstill" provisions of the Settlement Agreement on June 30, 1999 or on such other date as provided in the Settlement Agreement.

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
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Add the following:

EXHIBIT NO. DOCUMENT DESCRIPTION

9        Shareholders' Agreement dated November 9, 1998.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 1998
      Date

/S/ DENNIS W. ESTIS
   Signature

DENNIS W. ESTIS
   Name/Title

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